As filed with the Securities and Exchange Commission on July 13, 2004


                                                               FILE NO. 70-10178


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 AMENDMENT NO. 1

                                       TO

                                    FORM U-1

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         ------------------------------

                             Allegheny Energy, Inc.
                              800 Cabin Hill Drive
                              Greensburg, PA 15601

 (Name of top registered holding company parent of each applicant or declarant)

                         ------------------------------


        The Commission is requested to send copies of all notices, orders and communications in connection with this Amendment to:



David B. Hertzog                       Clifford M. Naeve
General Counsel                        William C. Weeden
Allegheny Energy, Inc.                 W. Mason Emnett
800 Cabin Hill Drive                   Skadden, Arps, Slate, Meagher & Flom LLP
Greensburg, PA 15601                   1440 New York Avenue, NW
                                       Washington, D.C. 20005





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Allegheny Energy, Inc. hereby amends and restates in its entirety its U-1
Application/Declaration filed with the Commission in File No. 70-10178 on October 14, 2003.

ITEM 1. Description of Proposed Transaction.

     A.   Introduction.

     Allegheny Energy, Inc., a registered public utility holding company ("Allegheny") proposes to eliminate a stockholder protection rights plan (the "Plan") previously authorized by the Securities and Exchange Commission (the "SEC" or "Commission") in Holding Company Act Release No. 27052, dated July 23, 1999 (the "Plan Order"). Under the Plan, the Board of Directors (the "Board") of Allegheny declared a dividend of one right (a "Right") for each outstanding share of Allegheny common stock, par value $1.25 per share (the "Common Stock"), payable to all stockholders of record on May 16, 2000. Allegheny now proposes to eliminate these Rights and terminate the Plan altogether.

     B.   Background.

     Allegheny initially adopted the Plan in order to discourage abusive takeover tactics and to ensure that each shareholder is treated fairly in any transaction involving an acquisition of control over Allegheny. The Plan was implemented pursuant to a Rights Agreement (the "Rights Agreement") between Allegheny and ChaseMellon Shareholder Services, Inc. ("Rights Agent"), as Rights Agent. In particular, the Rights Agreement was designed to create the possibility that Allegheny's stockholders, by exercising their Rights, would be able to increase substantially the cost of acquiring more than 15% of Allegheny's outstanding Common Stock.

     Shareholder proposals were submitted at Allegheny's annual meetings in May of 2001 and 2002, seeking to make the adoption or maintenance of a "poison pill" subject to shareholder approval. Each year, the proposal received the affirmative vote of more than 50 percent of the votes cast. In response to this vote, the Nominating and Corporate Governance Committee of the Board reconsidered the appropriateness of the Plan and, in July 2003, recommended to the Board that the Rights and the Plan be terminated. The Board approved that recommendation.

     Allegheny therefore requests authority to terminate the Rights and Plan previously approved in the Plan Order.

     C.   Description of Rights Being Eliminated.

          1.   Exercise Price.

     The Rights created under the Rights Agreement entitle the holders to purchase one share of Common Stock at a pre-determined Exercise Price, subject to adjustment. The Rights, currently held by owners of Allegheny's Common Stock,


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are not exercisable and cannot be traded without the outstanding shares of
Common Stock until the occurrence of a triggering event, described below.1 At that time, the Rights would become exercisable and certificates (the "Rights Certificates") representing the Rights would be distributed and would be traded independently of such outstanding shares. However, the Rights would not entitle the holders thereof to make a discounted purchase of shares of Allegheny's Common Stock or of the common stock of the person acquiring Allegheny until the occurrence of one of the events of transactions described below under Flip-in and Flip-over.

               2.   Triggering Events.

     The Rights Agreement provides that the Rights will not become exercisable (i.e., Common Stock could not be purchased at the Exercise Price pursuant to the Rights) until the earlier of (i) the first date, or such later date as the Board may from time to time fix, of public announcement by Allegheny that any person or group (an "Acquiring Person") acquires beneficial ownership of 15% or more of Allegheny's outstanding Common Stock ("Flip-in Date") and (ii) 10 business days (unless extended by the Board) after any person or group commences a tender or exchange offer which would, upon its consummation, result in such person or group becoming an Acquiring Person ("Flip-over Trigger").

               3. Flip-in.

     Upon the occurrence of a Flip-in Date, the holders of the Rights, other than an Acquiring Person and certain transferees thereof, whose Rights will become void, would immediately have the right to receive, for each Right exercised, Common Stock having a market value equal to two times the Exercise Price then in effect. At its option, the Board may, at any time after the Flip-In Date but before the Acquiror acquires more than 50% of Common Stock, elect to exchange all Rights which have not become null for Common Stock at a ratio of one share for each Right.

               4. Flip-over.

     On or after the Flip-in Date, and prior to (i) Allegheny being acquired by another person or entity not controlled by Allegheny (the "Acquiror") in a merger or other business combination transaction in which the Common Stock is exchanged for securities or other property and the Acquiror receiving different treatment than all other holders of Common Stock, or (ii) 50% or more of Allegheny's consolidated assets or earnings power being sold or transferred to an Acquiror, Allegheny is obligated under the Plan to enter into a supplemental agreement with the Acquiror for the benefit of the holders of the Rights providing that each holder of a Right (except Rights which previously were to be voided as set forth above) would thereafter be entitled to receive, for each Right exercised, common stock of the Acquiror having a market value equal to two times the Exercise Price then in effect.

               5. Redemption of Rights.

     The Rights could be redeemed, as a whole, at the discretion of the Board, at a Redemption Price of $.01 per Right, subject to adjustment, which Redemption


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1    There has not been a triggering event since the Plan has been active.


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Price shall be paid, at Allegheny's option, in cash, shares of Common Stock or other equivalent Allegheny securities, at any time prior to the close of business on the date that any person became an Acquiring Person. The Rights expire at the close of business ten years from the date of the Rights Agreement, unless earlier redeemed or exchanged by Allegheny as described below.

               6. Exchange of Shares for Rights.

     At any time after a Flip-in Date and prior to the time that any person (other than Allegheny and certain related entities), together with its affiliates and associates, become the beneficial owner of 50% or more of the outstanding shares of Common Stock, the Board could direct the exchange of shares of Common Stock for all of the Rights (other than Rights which have become void) at the exchange ratio of one share of Common Stock per Right, subject to adjustment.

               7. Adjustment to Exercise Price.

     The Exercise Price payable, and the number of shares of Common Stock (or other securities, as the case may be) issuable upon exercise of the Rights were subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision or combination of, the Common Stock, or
(ii) upon the distribution to holders of the Common Stock of securities or assets (excluding regular periodic cash dividends) whether by dividend, reclassification, recapitalization or otherwise.

     D. Termination of the Plan and the Rights Agreement.

     The Plan provides that Allegheny may amend the Plan without the approval of any holders of Rights prior to the Flip-in Date. Since Allegheny no longer intends that the Rights be exercisable under the Plan or the Rights Agreement, Allegheny proposes to terminate the Rights by notice to the Rights Agent as provided in the Amendment No. 1 to the Plan, attached as Exhibit B-1 hereto. Upon the termination of the Rights, the Plan and the Rights Agreement will be terminated. To the extent required under the Act, Allegheny requests authorization to terminate the Rights, the Plan, and the Rights Agreement.

ITEM 2. Fees, Commissions and Expenses.

     The fees, commissions and expenses to be incurred in connection with the proposed termination of the Plan will not exceed $10,000.

ITEM 3. Applicable Statutory Provisions.

     A. General.

     Sections 6(a)(2) and 7 of the Act and Rule 54 under the Act are believed to be applicable to the proposed termination of Rights under the Plan. To the extent that the Commission considers the proposed relief to require
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authorization, exemption, or approval under any section of the Act or any rules and regulations under the Act other than those set forth above, Allegheny hereby requests such authorization, exemption, or approval.

     B. Rule 54 Analysis.

     Rule 54 promulgated under the Act states that in determining whether to approve the transactions by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied.

     Allegheny does not satisfy the requirements of Rule 53(a)(1). In Holding Company Act Release No. 27486, dated December 31, 2001 (the "Original Financing Order"), the Commission authorized Allegheny to invest up to $2 billion in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). As of March 31, 2004, Allegheny's aggregate investment, as defined in Rule 53(a)(l), was approximately $235 million. These investments by Allegheny were made in compliance with the Original Financing Order.

     Allegheny is no longer in compliance with the financing conditions set forth in the Original Financing Order. In Holding Co. Act Release No. 27652, dated February 21, 2003 (the "Capitalization Order"), Allegheny was authorized to make additional investments in EWGs to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment therein or in connection with the qualification of an existing project as an EWG, as long as the revised financing conditions set forth in the Capitalization Order were met. However, as reflected in Allegheny's unaudited financial statements, as of March 31, 2004, Allegheny's common equity ratio was below 28 percent. As a result, Allegheny is no longer able to make any investments in EWGs and FUCOs, without further authorization from the Commission.

     Allegheny currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Allegheny system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

     None of the circumstances described in 53(b)(1) have occurred.

     The circumstances described in Rule 53(b)(2) and Rule 53(b)(3) have occurred.

     Allegheny respectfully submits that the requirements of Rule 53(c) are met. Through this Application/Declaration, Allegheny only requests Commission approval for the termination of Rights under the Rights Agreement. Allegheny believes that the requested authorization will not have any adverse impact

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upon the financial integrity of Allegheny; its three regulated electric utility companies, West Penn Power Company ("West Penn"), The Potomac Edison Company ("Potomac Edison") and Monongahela Power Company ("Monongahela Power" and, together with West Penn and Potomac Edison, the "Operating Companies"); or its regulated gas utility company, Mountaineer Gas Company, a wholly-owned subsidiary of Monongahela Power ("Mountaineer").

     Moreover, the Operating Companies, Mountaineer and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the Operating Companies will continue to be maintained at not less than 30 percent.2 Furthermore, the common equity ratios of the Operating Companies will not be affected by the proposed transactions. In addition, each of the Operating Companies and Mountaineer are subject to regulation by state commissions that are able to protect utility customers within their respective states.

ITEM 4. Regulatory Approvals.

     No state or federal commission, other than this Commission, has jurisdiction with respect to the proposed transactions.

ITEM 5. Procedure

     The Commission issued and published the requisite notice under Rule 23 with respect to the filing of this Application/Declaration on May 21, 2004. That notice specified June 15, 2004 as the date by which comments may be entered. Allegheny requests that the Commission issue an order granting this Application/Declaration and permitting it to become effective not later than July 13, 2004.

     Allegheny hereby (i) waives a recommended decision by a hearing officer,
(ii) waives a recommended decision by any other responsible officer or the Commission, (iii) consents that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waives a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6. Exhibits and Financial Statements

A.   Exhibits

B-1 Draft Amendment No. 1 to Stockholder Protection Rights Agreement (previously filed)

F-1  Opinion of Counsel

H-1  Proposed Form of Notice (previously filed)


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2    The common equity ratios of the Operating Companies as of March 31, 2004 are as follows: West Penn: 52.7 percent; Potomac Edison: 49.7 percent; and Monongahela Power: 38.2 percent.


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B.   Financial Statements

     1.1 Consolidated Balance Sheet of Allegheny Energy, Inc. as of December 31, 2003 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2003, File No. 1-267)

     1.2 Consolidated Statement of Income of Allegheny Energy, Inc. for the year ended December 31, 2003 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2003, File No. 1-267)

     2.1 Consolidated Balance Sheet of Allegheny Energy, Inc. as of March 31, 2004 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended March 31, 2004, File No. 1-267)

     2.2 Consolidated Statement of Income of Allegheny Energy, Inc. for the fiscal quarter ended March 31, 2004 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended March 31, 2004, File No. 1-267)

Item 7. Information as to Environmental Effects

     (a) The issuance of an order by the Commission with respect to the proposed transactions will not constitute a major federal action significantly affecting the quality of the human environment.

     (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.



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                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Allegheny has duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    July 12, 2004

                                     Allegheny Energy, Inc.


                                     By:      /s/ David B. Hertzog
                                              ----------------------------------
                                     Title:   Vice President and General Counsel





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